UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
_________________________________

Date of Report: March 31, 2021

Belpointe REIT, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024R-00206
Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

255 Glenville Road Greenwich, Connecticut 06831
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Belpointe REIT, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	March 31, 2021 (Unaudited)	December 31, 2020
Assets
Real estate
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	14,609	13,476
Total land, building and improvements	26,616	25,483
Accumulated depreciation	(492)	(406)
Real estate, net	26,124	25,077
Due from affiliates	59,025	35,033
Cash and cash equivalents	12,291	24,499
Investment in real estate	3,114	3,043
Stockholder funds receivable	1,120	1,878
Other assets	4,170	4,322
Total assets	$105,844	$93,852

Liabilities
Debt, net	$11,997	$11,991
Due to affiliates	422	396
Accounts payable, accrued expenses and other liabilities	1,167	958
Total liabilities	13,586	13,345

Commitments and contingencies

Stockholders’ Equity
Preferred stock, $0.01 par value, 100,000,000 authorized; no issued and outstanding at March 31, 2021 and December 31, 2020	—	—
Common stock, $0.01 par value, 900,000,000 authorized, respectively; 959,926 and 836,432 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	10	8
Additional paid-in capital	95,638	83,314
Accumulated deficit	(3,390)	(2,815)
Total stockholders’ equity	92,258	80,507
Total liabilities and stockholders’ equity	$105,844	$93,852

See accompanying notes to consolidated financial statements.

F-1

Belpointe REIT, Inc.
Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31,
	2021	2020
Revenue
Lease revenue	$18	$34
Other real estate revenue	20	18
Total revenue	38	52

Expenses
Property expenses	289	251
General and administrative	240	346
Abandoned pursuit expense	—	6
Depreciation expense	87	87
Total expenses	616	690

Other income and expense
Equity in net loss from unconsolidated joint venture	(6)	—
Interest expense	(7)	(30)
Other income	16	—
Total other income and expense	3	(30)

Net loss attributable to Belpointe REIT, Inc.	$(575)	$(668)
Loss per share of common stock (basic and diluted)
Net loss per share of common stock	$(0.65)	$(1.55)
Weighted-average shares of common stock outstanding	882,486	431,489

See accompanying notes to consolidated financial statements.

F-2

Belpointe REIT, Inc.
Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)
(in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at January 1, 2021	836,432	$8	$83,314	$(2,815)	$80,507
Activity for the three months ended March 31, 2021
Issuance of common stock	123,494	2	12,349	—	12,351
Offering costs	—	—	(25)	—	(25)
Net loss	—	—	—	(575)	(575)
Balance at March 31, 2021	959,926	$10	$95,638	$(3,390)	$92,258

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at January 1, 2020	406,306	$4	$40,404	$(544)	$39,864
Activity for the three months ended March 31, 2020
Issuance of common stock	35,754	—	3,576	—	3,576
Offering costs	—	—	(7)	—	(7)
Net loss	—	—	—	(668)	(668)
Balance at March 31, 2020	442,060	$4	$43,973	$(1,212)	$42,765

See accompanying notes to consolidated financial statements.

F-3

Belpointe REIT, Inc.
Consolidated Statement of Cash Flows (Unaudited)
(in thousands)

	For the three months ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(575)	$(668)
Adjustments to net loss:
Depreciation and amortization	94	94
Amortization of above-market ground lease intangible	(12)	(12)
Equity in net loss of unconsolidated joint venture	6	—
Increase in due to affiliates	96	274
Decrease in other assets	11	45
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(62)	1
Net cash used in operating activities	(442)	(266)
Cash flows from investing activities
Short-term loan to affiliate	(24,000)	—
Investment in real estate	(71)	(2,487)
Development of real estate	(930)	(1,608)
Net cash used in investing activities	(25,001)	(4,095)
Cash flows from financing activities
Proceeds from shares issued	13,107	7,176
Payment of offering costs	(15)	(16)
Net cash provided by financing activities	13,092	7,160
Change in cash and cash equivalents and restricted cash during the period
Net (decrease) increase in cash and cash equivalents and restricted cash	(12,351)	2,799
Cash and cash equivalents and restricted cash, beginning of the period	24,743	26,486
Cash and cash equivalents and restricted cash, end of the period	$12,392	$29,285
Cash paid during the period for interest, net of amount capitalized	$—	$17
Reconciliation of cash, cash equivalents and restricted cash as of the end of the period
Cash and cash equivalents	$12,291	$28,656
Restricted cash, included in other assets	101	629
Total cash, cash equivalents, and restricted cash	$12,392	$29,285
Supplemental disclosure of non-cash investing and financing activities
Development costs (Note 4)	$(590)	$(251)
Unsettled shares of common stock (Note 7)	$1,120	$50
Offering costs (Note 2)	$(10)	$(25)

See accompanying notes to consolidated financial statements.

F-4

Belpointe REIT, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 Organization and Business Purpose

Belpointe REIT, Inc. (together with its subsidiaries, the “Company,” “we,” “us,” or “our”) was formed on June 19, 2018, as a Maryland corporation. The Company was organized to concentrate our early operations on the identification, acquisition, development or redevelopment and management of commercial real estate located within “qualified opportunity zones.” At least 90% of our assets consist of qualified opportunity zone property, which enables us to be classified as a “qualified opportunity fund” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2019.

All of our assets are held by, and all of our operations are conducted through, our wholly owned subsidiary Belpointe REIT OP, LP (the “Operating Partnership”), either directly or through its subsidiaries. We intend to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes on such date as determined by our board of directors (“Board”), taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

The Company is externally managed by Belpointe REIT Manager, LLC (the “Manager”), an affiliate of our sponsor, Belpointe, LLC (the “Sponsor”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

On February 11, 2019, we qualified an initial public offering of our common stock, par value $0.01 per share, with the Securities and Exchange Commission (“SEC”) under Regulation A (the “Offering”). We expect to offer up to $75,000,000 in shares of our common stock on a “best efforts” basis in any rolling 12-month period. We intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statements prior to the end of the three-year period described in Rule 251(d)(3) of Regulation A. We reserve the right extend our Offering term to the extent permissible under applicable law or terminate it at any time.

The initial purchase price per share of common stock in our Offering was set at $100 per share, an amount that was arbitrarily determined by our Manager. As of March 31, 2021, the per share purchase price in our Offering remained at $100 per share. The per share purchase price of our Offering is subject to adjustment every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and is equal to our net asset value (“NAV”), divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

From the period beginning May 16, 2019, the date aggregate subscription proceeds exceeded the minimum offering amount of $2,000,000, through December 31, 2020, we accepted gross proceeds of approximately $83,644,000 from selling 836,432 shares of common stock in the Offering. During the three months ended March 31, 2021, we accepted gross proceeds of approximately $12,351,000 from selling 123,494 shares of common stock in the Offering.

The first closing on our Offering was held in June 2019 and we acquired our first investment on November 8, 2019.

As of March 31, 2021, the Company was authorized to issue up to 900,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2021, the Company had 959,926 shares of common stock issued and outstanding.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”), for interim financial information, and Article 10 of Regulation S-X of the rules and regulations of the SEC.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. Our interim unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2020, which are included in the Company’s Annual Report on Form 1-K filed with the SEC. The unaudited consolidated financial statements as of March 31, 2021, and for the three months ended March 31, 2021 and 2020, and certain related notes thereto, are unaudited, have not been reviewed, and may not include year-end adjustments necessary to make those unaudited consolidated financial statements comparable to audited results.

F-5

Basis of Consolidation

The accompanying unaudited consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

We have evaluated our economic interest in entities to determine if they are deemed to be variable interest entities (“VIEs”) and whether the entities should be consolidated. An entity is a VIE if it has any one of the following characteristics: (i) the entity does not have enough equity at risk to finance its activities without additional subordinated financial support; (ii) the at risk equity holders, as a group, lack the characteristics of a controlling financial interest; or (iii) the entity is structured with non-substantive voting rights. The distinction between a VIE and other entities is based on the nature and amount of the equity investment and the rights and obligations of the equity investors. Fixed price purchase and renewal options within a lease, as well as certain decision-making rights within a loan or joint-venture agreement, can cause us to consider an entity a VIE. Limited partnerships and other similar entities that operate as a partnership will be considered VIEs unless the limited partners hold substantive kick-out rights or participation rights.

Significant judgment is required to determine whether a VIE should be consolidated. We review all agreements and contractual arrangements to determine whether (i) we or another party have any variable interests in an entity, (ii) the entity is considered a VIE and (iii) which variable interest holder, if any, is the primary beneficiary of the VIE. Determination of the primary beneficiary is based on whether a party (a) has the power to direct the activities that most significantly impact the economic performance of the VIE and (b) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

We account for investments in VIEs where we are not the primary beneficiary using the equity method of accounting. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings or losses of such VIE from the date of investment and reduced by distributions received. For certain equity method investments, when the preferences on profit sharing on liquidation rights and priorities differ from the ownership percentages, we use the hypothetical liquidation book value (“HLBV”) method. Under the HLBV method, we calculate our share of earnings of or losses in of in a VIE by determining the difference between our claim on the VIE’s book value at the beginning and end of a period. This claim is calculated as the amount that we would receive (or be obligated to pay) if the VIE were to liquidate all of its assets at recorded amounts and distribute the resulting cash to creditors and investors in accordance with their respective priorities.

As of March 31, 2021 and December 31, 2020, we considered two entities to be VIEs, respectively, of which one was consolidated as of both dates, as we are considered the primary beneficiary. The following table presents the financial data in the consolidated balance sheet as of March 31, 2021 and December 31, 2020 (amounts in thousands):

	March 31, 2021	December 31, 2020
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	14,578	13,446
Accumulated depreciation	(492)	(406)
Cash and cash equivalents	1,179	1,967
Other assets	4,131	4,273
Total assets	$31,403	$31,287

Liabilities
Debt, net	$11,997	$11,991
Due to affiliates	53	55
Accounts payable, accrued expenses and other liabilities	1,008	718
Total liabilities	$13,058	$12,764

As of March 31, 2021, we had one unconsolidated investment in real estate deemed to be a VIE, with a net carrying amount of $3,114,000, which we account for under the equity method of accounting. We do not consolidate this VIE because power is shared and we are not the primary beneficiary; however, the nature of our involvement in this VIE’s activities allows us to exercise significant influence. Our maximum exposure to loss in this VIE is limited to our investment. We allocate income or loss utilizing the HLBV method described above as a result of the difference between the distribution rights and priorities set forth in the operating agreement and what is reflected by the underlying percentage ownership interests of the investment in real estate.

An interest in a VIE requires reconsideration when an event occurs that was not originally contemplated. Each reporting period we will assess whether there are any reconsideration events that require us to reconsider our determination of whether an entity is a VIE and whether it should be consolidated.

F-6

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, this consolidated financial statement may not be comparable to the consolidated financial statements of companies that comply with public company effective dates.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and the accompanying notes. Actual results could materially differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, Leases, which is codified in ASC 842, Leases, and supersedes current lease guidance in ASC 840, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. As an emerging growth company, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASC 842 will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Risks and Uncertainties

The spread of COVID-19 has caused significant disruptions to the global economy and normal business operations worldwide, and the duration and severity of the effects are currently unknown. The rapid development and fluidity of the COVID-19 situation precludes any forecast as to its ultimate impact. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential to negatively impact financing arrangements, increase costs of operations, change laws or regulations, and add uncertainty regarding government and regulatory policy. We are closely monitoring the potential impact of COVID-19 on all aspects of our business.

Note 3 Related Party Arrangements

On October 28, 2020, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”) and related party to our Sponsor, $35,000,000 pursuant to the terms of a secured promissory note (the “First Secured Note”). On February 16, 2021, we lent Belpointe PREP an additional $24,000,000 pursuant to the terms of a second secured promissory note (the “Second Secured Note” and together with the First Secured Note, the “Secured Notes”). The Secured Notes bear interest at a rate of 0.14%, are due and payable on June 30, 2021 and are secured by all of the assets of Belpointe PREP. Belpointe PREP has and will continue to use the proceeds from the loan to make certain qualified opportunity zone investments. During the three months ended March 31, 2021, interest income earned on the Secured Notes was approximately $16,000.

The Manager and its affiliates, including our Sponsor, will receive fees or reimbursements in connection with our Offering and the management of our investments.

The following table presents a summary of fees paid and expenses reimbursed to the Manager and its affiliates in accordance with the terms of the relevant agreements (amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Amounts Included in the Consolidated Statements of Operations
Costs incurred by the Manager and its affiliates (1)	$176	$192
Asset management fees	180	86
	$356	$278
Other capitalized costs:
Development fee and reimbursements (1)	$50	$301

F-7

(1)	Includes reimbursements for allocable share of salaries, benefits, and overhead of personnel.

The following table presents a summary of amounts included in Due from affiliates in the unaudited consolidated financial statements (amounts in thousands):

	March 31, 2021	December 31, 2020
Amounts Due from affiliates
Secured Notes, including accrued interest, from Belpointe PREP	$59,025	$35,009
Other	—	24
	$59,025	$35,033

The following table presents a summary of amounts included in Due to affiliates in the unaudited consolidated financial statements (amounts in thousands):

	March 31, 2021	December 31, 2020
Amounts Due to affiliates
Employee Cost Sharing and reimbursements (1)	$219	$216
Asset management fees	180	157
Other transaction related reimbursements (2)	23	23
	$422	$396

(1)	Includes wage, overhead and other reimbursements to the Manager and its affiliates.
(2)	Includes director’s compensation of approximately $23,000 as of March 31, 2021 and December 31, 2020.

Organization, Offering and Other Operating Expenses

The Manager and its affiliates, including our Sponsor, will be reimbursed for organization and offering expenses incurred in conjunction with our organization and Offering, as well as actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. We will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. In addition, we will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us pursuant to a shared services agreement between the Company, the Manager and the Sponsor.

We commenced operations in June 2019, after the minimum Offering of $2,000,000 was raised, at which point the Company became liable to reimburse our Manager and its affiliates for expenses incurred on behalf of the Company. During the three months ended March 31, 2021, the Manager and its affiliates paid approximately $16,000 of organization and operating expenses and no Offering costs on our behalf of which approximately $9,000 remained reimbursable to our Manager and its affiliates as of March 31, 2021. During the three months ended March 31, 2020, the Manager and its affiliates paid approximately $63,000 of organization and operating expenses and no Offering costs on our behalf.

Asset Management Fee

Subject to the oversight of our Board, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties and real estate-related assets, including debt and equity securities issued by other real estate companies within our investment objectives and policies.

The Manager is entitled a quarterly asset management fee of one-fourth of 0.75% to be paid in cash. Asset management fees were based on our Offering proceeds at the end of each quarter until 12 months following the commencement of the Offering, and thereafter are be based on our NAV at the end of each prior quarter. Asset management fees are included in property expenses in the consolidated statement of operations.

Property Management Oversight Fee

Our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Partnership, equal to 1% of the revenue generated by the applicable property.

Distributions Participation

Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. As a result, at any time we make a distribution to our stockholders, other than distributions representing a return of capital, whether from continuing operations, net sale proceeds or otherwise, our Manager will be entitled to receive 5% of the aggregate amount of such distribution.

F-8

Development Fee

Affiliates of our Sponsor are entitled to receive (i) development fees on each project in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project, and (ii) reimbursements for its expenses, such as employee compensation and other overhead expenses incurred in connection with the project.

In relation to a property we acquired in Sarasota, Florida in November 2019 (the “Sarasota Property”), a development fee of 4% of total project costs will be charged throughout the course of the project, of which one half was due at the close of the acquisition and is included in real estate under construction in our consolidated balance sheet as of March 31, 2021. As of March 31, 2021, all upfront development fees have been paid. During the three months ended March 31, 2021, we incurred employee reimbursement expenditures to the development manager of approximately $52,000, of which approximately $39,000 is included in real estate under construction in our consolidated balance sheet and approximately $13,000 in general and administrative expenses in our consolidated statement of operations. As of March 31, 2021 and December 31, 2020, approximately $52,000 and $55,000, respectively, remained due and payable to our affiliates for development fees and employee reimbursement expenditures related to the Sarasota Property.

Economic Dependency

Under various agreements, the Company has engaged the Manager and its affiliates, including in certain cases the Sponsor, to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issuance, as well as other administrative responsibilities for the Company, including accounting services and investor relations services. As a result of these relationships, the Company is dependent upon the Manager and its affiliates, including the Sponsor. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 4 Real Estate, Net and Investment in Real Estate

Real estate, net consists of the following (amounts in thousands):

	March 31, 2021 (Unaudited)	December 31, 2020
Real estate
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	14,609	13,476
Total land, building and improvements	26,616	25,483
Accumulated depreciation	(492)	(406)
Real estate, net	26,124	25,077

Depreciation expense was approximately $87,000 for the three months ended March 31, 2021 and 2020.

Intangible assets recorded at acquisition are included in other assets on the consolidated balance sheet and consist of land development rights of approximately $3,424,000 (which have a perpetual legal and economic life) and a ground lease purchase option of approximately $523,000 which we are intending to exercise before July 2022. The above-market ground lease liability recorded at acquisition is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheet and will be amortized over the remaining lease term of approximately two years. During the three months ended March 31, 2021 and 2020, amortization of above-market ground lease intangibles was approximately $12,000 and is included in property expenses in the consolidated statement of operations.

Real Estate Under Construction

The following table provides the activity of our Real estate under construction (amounts in thousands):

	March 31, 2021	December 31, 2020
Beginning balance	$13,476	$8,669
Capitalized funds (1)	990	4,263
Capitalized interest	143	544
	$14,609	$13,476

(1)	Includes direct and indirect project costs as well as development fees and employee reimbursement expenditures incurred during the three months ended March 31, 2021 of approximately $148,000 and $38,000, respectively.

Investment in Real Estate

On March 20, 2020, BPOZ 497 Middle Holding, LLC, a Connecticut limited liability company (“BPOZ 497”), and our indirect majority-owned subsidiary, originated an approximately $2,481,000 preferred equity investment in CMC Storrs SPV, LLC, a

F-9

Connecticut limited liability company (“CMC”). CMC holds a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut (the “UConn Investment”). Although we are not the primary beneficiary, the UConn Investment is accounted for under the equity method of accounting, as we exercise significant influence, and is included in Investments in real estate on the consolidated balance sheets. We have elected to record the UConn Investment on a one quarter lag.

On February 15, 2021, BPOZ 497 notified CMC of its election to terminate its interest in CMC. Pursuant to the terms of its limited liability company agreement, CMC is obligated to redeem BPOZ 497’s preferred equity plus interest thereon. As of the date of this Current Report on Form 1-U (this “Current Report”), BPOZ 497’s preferred equity interest of approximately $3,277,000, inclusive of interest, has not been redeemed and will continue to accrue interest at the rate of 12% per annum until redeemed.

Note 5 Debt, Net

Debt, net consists of one non-recourse mortgage loan related to our Sarasota Property that is held with an unrelated third party and is collateralized by the assignment of real property with a carrying value of approximately $30,026,000 and $28,969,000 at March 31, 2021 and December 31, 2020, respectively. Our sole mortgage loan outstanding as of March 31, 2021 has a balance of $12,000,000 (excluding deferred financing cost net of accumulated amortization of approximately $3,000) and bore a fixed annual interest rate of 4.75%. For the each of three months ended March 31, 2021 and 2020, amortization of deferred financing costs was approximately $7,000 and is included in Interest expense on the consolidated statement of operations. The loan is interest only, as no principal payments are required to be made until maturity.

Note 6 Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions (i.e., the exit price).

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of March 31, 2021, the Company’s significant financial instruments consist of one non-recourse mortgage loan (See Note 5), and two short-term loans to an affiliate (see Note 3) which are considered Level 3 in the fair value hierarchy and the carrying value approximates fair value as of March 31, 2021 and December 31, 2020. We estimated that our other financial assets and liabilities had fair values that approximated their carrying values as of March 31, 2021 and December 31, 2020.

Note 7 Loss Per Share and Equity

Basic and Diluted Loss Per Share

Our Amended and Restated Articles of Incorporation (our “Charter”) authorizes the issuance of up to 900,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share.

Loss per share for the three months ended March 31, 2021 and 2020 is computed as follows (amounts in thousands, except share and per share data):

	Three Months Ended March 31,
	2021	2020
Net loss attributable to common stockholders	$(575)	$(668)
Loss per share of common stock (basic and diluted)
Net loss per share of common stock	$(0.65)	$(1.55)
Weighted-average shares of common stock outstanding	882,486	431,489
F-10

Proceeds from certain of the shares that we sold are held by our market-makers and are considered unsettled until such time as all contingencies have been removed. At March 31, 2021 and December 31, 2020, our market-makers held 11,200 and 18,781, respectively, of our common shares and $1,120,000 and $1,878,000, respectively, was recorded as a Stockholder funds receivable on our consolidated balance sheets relating to such shares. As of the date of this filing all funds have been received.

Note 8 Stockholder Redemption Plan

We had previously adopted a stockholder redemption plan whereby, on a quarterly basis, subject to certain restrictions and limitations, stockholders would be able to have their shares of common stock redeemed by us by making a written request at least 15 business days prior to the end of the quarter. We have not received any stockholder redemptions requests under the plan. On November 6, 2020, our Board unanimously voted to suspend the redemption plan.

Note 9 Commitments and Contingencies

As of the date of filing this Current Report on Form 1-U, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

Note 10 Subsequent Events

Agreement and Plan of Merger; Exchange Offer

On April 21, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Belpointe PREP, and BREIT Merger, LLC, a Delaware limited liability company (“BREIT Merger”) and wholly owned subsidiary of Belpointe PREP. The purpose of the transaction is for Belpointe PREP to acquire control of, and ultimately, the entire equity interest in, the Company while at the same time preserving the status of our investments as qualified opportunity zone investments and enabling our stockholders to make a new deferral election with respect to their receipt of Belpointe PREP’s Class A Units (as hereinafter defined).

Pursuant to the terms of the Merger Agreement, as a first step in the transaction, Belpointe PREP, through BREIT Merger, is offering to exchange (the “Offer”) for each outstanding share of our common stock validly tendered in the Offer 1.05 Class A units representing limited liability company interests of Belpointe PREP (the “Class A Units”), with any fractional Class A Units rounded up to the nearest whole unit.

The Offer commenced on April 28, 2021 and will expire, unless otherwise extended or terminated pursuant to the terms of the Merger Agreement, at 11:59 P.M., New York City time, on May 27, 2021.

Belpointe PREP has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC registering the Class A Units to be offered and sold pursuant to the Offer. Belpointe PREP has also applied to have its Class A Units listed on the NYSE American (“NYSE”) under the symbol “OZ.”

Belpointe PREP’s obligation to accept shares of common stock validly tendered in the Offer is conditioned upon, among other things, (i) a sufficient number of shares being tendered such that the common stock tendered would, upon consummation of the Offer, represent at least a majority of the aggregate voting power of our outstanding common stock, (ii) the SEC declaring the Registration Statement effective, (iii) the listing of the Class A Units on the NYSE, and (iv) our termination of our Offering under Regulation A.

Offering

From the period of April 1, 2021 through the date of this Current Report, we accepted gross proceeds of approximately $4,200,000 from our Offering.

Our NAV per Share

On April 1, 2021, our Board approved our Manager’s determination of our net asset value (“NAV”) at $100.00 per share of common stock. Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.

Loan extension

We are currently in the process of finalizing a twelve-month extension on the Acquisition Loan (the “Loan Extension”), which matured on May 6, 2021. We expect to repay approximately $1,200,000 of principal in connection with the Loan Extension, and for the terms to be substantially the same as the terms of the Acquisition Loan.

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Item 9. Other Events

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this Current Report on Form 1-U (this “Current Report”), unless context otherwise requires, references to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc., a Maryland corporation, Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), and our Operating Partnership’s subsidiaries, taken together.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this Current Report on Form 1-U.

Forward-Looking Statements

This Current Report contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like believe,” estimate,” expect,” anticipate,” intend,” plan,” seek,” may,” will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere in this Current Report and under the heading “Risk Factors” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “SEC”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

Overview

We are a Maryland corporation formed on June 19, 2018 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We are the sole general partner of our Operating Partnership. All of our assets are held by, and all of our operations are conducted through, our Operating Partnership, either directly or through its subsidiaries. We are externally managed by Belpointe REIT Manager, LLC, a Delaware limited liability company (our “Manager”), an affiliate of our sponsor, Belpointe, LLC (our “Sponsor”).

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2019.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. Among other requirements, REITs must distribute at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain) to stockholders. We intend to qualify as a REIT for U.S. federal income tax purposes on such date as determined by our board of directors (“Board”), taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

Our Offering

On February 11, 2019, we qualified an initial public offering of our common stock, par value $0.01 per share, with the SEC under Regulation A (the “Offering”). We expect to offer up to $75,000,000 in shares of our common stock on a “best efforts” basis in any rolling 12-month period. We intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statements prior to the end of the three-year period described in Rule 251(d)(3) of Regulation A. We reserve the right extend our Offering term to the extent permissible under applicable law or terminate it at any time.

As of December 31, 2020, we accepted gross Offering proceeds of approximately $83,644,000, from settled subscriptions in the Offering (including the $10,000 received in a private placement to our Sponsor). During the three months ended March 31, 2021, we accepted gross proceeds of approximately $12,351,000 from selling 123,494 shares of common stock in the Offering. As of the date of this Current Report we are continuing to offer up to $26,139,700 in shares under the Offering.

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The initial per share purchase price in our Offering was set at $100 per share, an amount that was arbitrarily determined by our Manager. As of the date of this Current Report, the per share purchase price in our Offering remains at $100 per share. The per share purchase price of our Offering is subject to adjustment every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and is equal to our net asset value (“NAV”), divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

COVID-19

The outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results, such as the potential to negatively impact occupancy at our properties, our financing arrangements, our costs of operations, the value of our investments and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the effectiveness and efficiency of distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Management continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

Our Investments

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and across our investment portfolio. While we did not experience any disruptions during the three months ended March 31, 2021 from the COVID-19 outbreak, we are unable to predict the impact that COVID-19 will have on our financial condition, results of operations and cash flows due to numerous uncertainties.

The Sarasota Property – Sarasota, Florida

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ 1991 Main”), and indirect majority-owned subsidiary of our Operating Partnership, completed the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located in Sarasota, Florida (the “Sarasota Property”), for a purchase price of approximately $20,701,000, inclusive of transaction costs and deferred financing fees.

We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our Offering and a $12,000,000 secured loan from First Florida Integrity Bank (the “Acquisition Loan”). The Acquisition Loan has an eighteen-month term and is payable in consecutive monthly payments of interest only, with the outstanding principal balance plus any accrued and unpaid interest due upon maturity. The Acquisition Loan bears interest at a fixed rate of 4.75% per annum and is guaranteed by our Chief Executive Officer and President. We are currently in the process of finalizing a twelve-month extension on the Acquisition Loan (the “Loan Extension”), which matured on May 6, 2021. We expect to repay approximately $1,200,000 of principal in connection with the Loan Extension, and for the terms to be substantially the same as the terms of the Acquisition Loan.

The Sarasota Property will be redeveloped into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels. We anticipate that the Sarasota Property will consist of two high-rise buildings with 7-stories in the front and 10-stories in the rear, each building will have a clubroom, fitness center, center courtyards with swimming pools and rooftop terraces as well as a leasing office. The Sarasota Property is located in downtown Sarasota, less than one mile from Route 41 and five miles from Interstate 75, with shopping, dining and arts all within walking distance. There is an existing 808-space parking garage included as part of the Sarasota Property, to which we anticipate adding an additional 125 plus surface spaces and on-street spaces.

As of March 31, 2021, we have completed demolition of the existing Sarasota Property site in preparation for breaking ground and anticipate commencing construction later this year.

The UConn Investment – Mansfield, Connecticut

On March 20, 2020, BPOZ 497 Middle Holding, LLC, a Connecticut limited liability company (“BPOZ 497”), and our indirect majority-owned subsidiary, originated an approximately $2,481,000 preferred equity investment in CMC Storrs SPV, LLC, a Connecticut limited liability company (“CMC”). CMC holds a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut (the “UConn Investment”). We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our Offering.

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On February 15, 2021, BPOZ 497 notified CMC of its election to terminate its interest in CMC. Pursuant to the terms of its limited liability company agreement, CMC is obligated to redeem BPOZ 497’s preferred equity plus interest thereon. As of the date of this Current Report, BPOZ 497’s preferred equity interest of approximately $3,277,000, inclusive of interest, has not been redeemed and will continue to accrue interest at the rate of 12% per annum until redeemed.

Short-Term Secured Loan Transaction

On October 28, 2020, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”) and related party to our Sponsor, $35,000,000 pursuant to the terms of a secured promissory note (the “First Secured Note”). On February 16, 2021, we also lent Belpointe PREP an additional $24,000,000 pursuant to the terms of a second secured promissory note (the “Second Secured Note” and, together with the First Secured Note, the “Secured Notes”). The Secured Notes bear interest at a rate of 0.14%, are due and payable on June 30, 2021 and are secured by all of the assets of Belpointe PREP. Belpointe PREP used a portion of the proceeds from the First Secured Note to make three qualified opportunity zone investments and intends to continue to use the proceeds from the Secured Notes to make certain additional qualified opportunity zone investments.

Results of Operations

Revenue

For the three months ended March 31, 2021 and 2020, revenue totaled approximately $38,000 and $52,000, respectively. Revenues decreased by approximately $14,000 during the three months ended March 31, 2021 as compared to 2020, primarily due to tenants that vacated our Sarasota Property due to demolition of the existing site.

Expenses

Property Expenses

For the three months ended March 31, 2021 and 2020, property expenses totaled approximately $289,000 and $251,000, respectively. Property expenses increased by approximately $38,000 during the three months ended March 31, 2021 as compared to 2020, of which approximately $94,000 of the increase consisted of asset management fees paid to our Manager. This increase was offset by a decrease of approximately $56,000 in relation to our Sarasota Property as a result of the tenants that vacated due to demolition of the existing site.

The calculation of our asset management fees is described in greater detail in “Note 3 – Related Party Arrangements” in the notes to our unaudited consolidated financial statements included elsewhere in this Current Report.

General and Administrative Expenses

For the three months ended March 31, 2021 and 2020, general and administrative expenses totaled approximately $240,000 and $346,000, respectively. General and administrative expenses decreased by approximately $106,000 during the three months ended March 31, 2021 as compared to 2020, primarily reflecting a decrease in our marketing and advertising expenses.

Abandoned Pursuit Expenses

For the three months ended March 31, 2021 and 2020, abandoned pursuit expenses—expenses related to acquisitions which we no longer deemed probable—totaled approximately zero and $6,000, respectively.

Depreciation Expenses

For the three months ended March 31, 2021 and 2020, depreciation expense totaled approximately $87,000 for each period, respectively, and is related to our Sarasota Property.

Interest Expenses

For the three months ended March 31, 2021 and 2020, interest expense totaled approximately $7,000 and $30,000, respectively. Interest expense decreased by approximately $23,000 during the three months ended March 31, 2021 as compared to 2020, as a result of an increase in the weighted average cost of capital related to capitalized interest on our Sarasota Property.

Equity Investments in Unconsolidated Joint Venture

For the three months ended March 31, 2021 and 2020, equity in net income from an unconsolidated joint venture totaled ($6,000) and zero, respectively. Although we earn a preferred equity return on our unconsolidated joint venture, we allocate income or loss utilizing the hypothetical liquidation book value (“HLBV”) method. Under the HLBV method, we allocate income or loss based on the change in our claim on the investment in real estate under unconsolidated joint venture’s operating agreement at period end after adjusting for any distributions or contributions made during such period. We incurred a loss during the three months ended March 31, 2021 since the net asset book value did not cover our claim on the investment. There were no comparable preferred equity returns earned for the three months ended March 31, 2020.

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For details regarding how we account for our joint venture investments refer to “Note 2 – Summary of Significant Accounting Policies—Basis of Consolidation” in the notes to our unaudited consolidated financial statements included elsewhere in this Current Report.

Other Income

Interest Income

For the three months ended March 31, 2021 and 2020, other income totaled approximately $16,000 and zero, respectively. Other income increased by $16,000 during the three months ended March 31, 2021 as a result of interest earned on the Secured Notes issued to Belpointe PREP.

Liquidity and Capital Resources

We require capital to fund our investment activities, pay our Offering and operating fees and expenses, and pay our outstanding indebtedness. We anticipate our Offering and operating fees and expenses will include, among other things, the management fee we pay to our Manager, legal, audit and valuation expenses, regulatory filing fees, printing expenses, transfer agent fees, marketing and distribution expenses and fees related to identifying, acquiring, developing or redeveloping and managing our portfolio of commercial real estate properties and real estate related assets. We do not have any office or personnel expenses as we do not have any employees.

We will obtain the capital resources required to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties and real estate related assets primarily from the net proceeds of our Offering, and any future offerings that we may conduct, secured or unsecured financings from banks and other lenders and undistributed cash flow from operations. Having only completed a portion of our ongoing offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. Moreover, the economic effects of the COVID-19 pandemic may make it more difficult for us to obtain secured or unsecured financings from banks and other lenders for our investments on attractive terms or at all.

Our Manager and its affiliates, including our Sponsor, have funded our capital resources on a short-term basis by advancing us substantially all of our organization, operation and Offering expenses pursuant to the terms of a management agreement between the Company, our Operating Partnership and our Manager and a support agreement between our Manager and our Sponsor.

For the three months ended March 31, 2021 and 2020, our Manager and its affiliates, including our Sponsor, have incurred approximately $16,000 and $63,000, respectively, in organization, operation and Offering expenses on our behalf. As of the three months ended March 31, 2021, approximately $9,000 remained reimbursable to our Manager and its affiliates for organization, operation and Offering expenses paid.

We are dependent on the net proceeds from our Offering to conduct our operations. Having only completed a portion of our ongoing Offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. If we are unable to raise additional funds from our Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific investments we acquire. Further, we have certain direct and indirect operating expenses, including certain expenses as a publicly traded company, regardless of whether we are able to raise additional fund from our Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of available capital resources, reducing our capacity to generate income and limiting our ability to make distributions.

We may employ leverage in order to provide more capital to fund our investment activities. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance our investment returns. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized investments, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Partnership. As of the three months ended March 31, 2021 and 2020, our indebtedness primarily consisted of a mortgage loan secured by our Sarasota Property, property expenses related to our Sarasota Property and expenses reimbursable to our Manager and its affiliates.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash (amounts in thousands):

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	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Cash flows used in operating activities	$(442)	$(266)
Cash flows used in investing activities	(25,001)	(4,095)
Cash flows provided by financing activities	13,092	7,160
Net increase in cash and cash equivalents and restricted cash	$(12,351)	$2,799

As of March 31, 2021 and 2020, cash and cash equivalents and restricted cash totaled approximately $12,392,000 and $29,285,000, respectively.

Cash flows used in operating activities for the three months ended March 31, 2021 and 2020 primarily relate to the operation of our Sarasota Property.

Cash flows used in investing activities for the three months ended March 31, 2021 relate to the Secured Notes issues to Belpointe PREP as well as our UConn Investment and development of our Sarasota Property. Cash flows used in investing activities for the three months ended March 31, 2020 relates to our UConn Investment and development of our Sarasota Property.

Cash flows provided by financing activities for the three months ended March 31, 2021 and 2020 primarily relates to Offering proceeds from the issuance of our common stock.

Trend Information

The outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results, such as the potential to negatively impact occupancy at our properties, our financing arrangements, our costs of operations, the value of our investments and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the effectiveness and efficiency of distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Management continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

Other than national economic conditions and COVID-19 affecting real estate generally, we are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, and in Part II of our Annual Report on Form 1-K for the year ended December 31, 2020, a copy of which may be accessed here.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Net Asset Value

We calculate our net asset value (“NAV”) per share of common stock every fiscal quarter, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable thereafter), based on our NAV divided by the number of shares of common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis.

On April 1, 2021, our Board approved our Manager’s determination of our net asset value (“NAV”) at $100.00 per share of common stock. Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.

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Critical Accounting Policies

See Note 2, “Summary of Significant Accounting Policies” in the notes to our unaudited consolidated financial statements included elsewhere in this Current Report for a summary of our critical accounting policies.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Commitments and Contingencies

The following table summarizes our contractual obligations as of March 31, 2021 (amounts in thousands).

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt - Principal	$12,000	$12,000	$—	$—	$—
Operating lease commitments	914	188	726	—	—
Interest on borrowings	97	97	—	—	—
	$13,011	$12,285	$726	$—	$—

Other Information

Belpointe PREP Exchange Offer, Conversion and Merger

On April 21, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Belpointe PREP and BREIT Merger, LLC, a Delaware limited liability company (“BREIT Merger”) and wholly owned subsidiary of Belpointe PREP. The purpose of the transaction is for Belpointe PREP to acquire control of, and ultimately, the entire equity interest in, the Company while at the same time preserving the status of our investments as qualified opportunity zone investments and enabling our stockholders to make a new deferral election with respect to their receipt of Belpointe PREP’s Class A Units (as hereinafter defined).

Exchange Offer

Pursuant to the terms of the Merger Agreement, Belpointe PREP, through BREIT Merger, is offering to exchange (the “Offer”) for each outstanding share of our common stock validly tendered in the Offer 1.05 Class A units representing limited liability company interests of Belpointe PREP (the “Class A Units”), with any fractional Class A Units rounded up to the nearest whole unit.

The Offer commenced on April 28, 2021 and will expire, unless otherwise extended or terminated pursuant to the terms of the Merger Agreement, at 11:59 P.M., New York City time, on May 27, 2021.

Belpointe PREP has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC registering the Class A Units to be offered and sold pursuant to the Offer and Merger (as hereinafter defined). Belpointe PREP has also applied to have its Class A Units listed on the NYSE American (“NYSE”) under the symbol “OZ.”

Belpointe PREP’s obligation to accept shares of common stock validly tendered in the Offer is conditioned upon, among other things, (i) a sufficient number of shares being tendered such that the common stock tendered would, upon consummation of the Offer, represent at least a majority of the aggregate voting power of our outstanding common stock, (ii) the SEC declaring the Registration Statement effective, (iii) the listing of the Class A Units on the NYSE, and (iv) our termination of our Offering under Regulation A.

Sale of the Sarasota Property

Promptly after consummation of the Offer, as a condition to Belpointe PREP’s obligation to effect the Merger, we will sell BPOZ 1991 Main to Belpointe Investment Holdings, LLC, a Delaware limited liability company and affiliate of our Sponsor (the “QOZB Sale”). The purpose of the QOZB Sale is to preserve the status of BPOZ 1991 Main as qualified opportunity zone property. The terms of the QOZB Sale will be no less favorable to us than would be obtained in a comparable arms-length transaction with an independent third party.

Conversion

Promptly after consummation of the Offer and QOZB Sale, as an additional condition to Belpointe PREP’s obligation to effect the Merger, we will convert (the “Conversion”) from a Maryland corporation into a Maryland limited liability company (as converted “BREIT LLC”). In the Conversion, each outstanding share of common stock that was not acquired in the Offer will be converted into limited liability company interests of BREIT LLC (the “BREIT LLC Units”). The purpose of the Conversion is to trigger an inclusion event so as to enable the holders of BREIT LLC Units to make a new deferral election with respect to the Class A Units they will receive in the Merger.

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Merger

Promptly after consummation of the Conversion, BREIT LLC will merge with and into BREIT Merger (the “Merger”), with BREIT Merger surviving. In the Merger each BREIT LLC Unit will convert into the right to receive 1.05 Class A Units of Belpointe PREP. Upon the consummation of the Merger, the BREIT LLC business will be held in BREIT Merger, a wholly owned subsidiary of Belpointe PREP, and the former holders BREIT LLC Units will no longer have any direct ownership interest in the surviving company.

Objectors’ and Appraisal Rights

Objectors’ and appraisal rights are not available in connection with the Offer or Conversion, and stockholders who tender their shares of common stock in the Offer will not have objectors’ or appraisal rights in connection with the Merger. However, if the Offer and Conversion are consummated and the Merger completed, holders of BREIT LLC Units who do not vote in favor of the Merger will be entitled to exercise objectors’ and appraisal rights in connection with the Merger, subject to and in accordance with the Maryland Limited Liability Company Act (“MLLCA”) and Maryland General Corporation Law (“MGCL”). Holders of BREIT LLC Units who comply with the applicable statutory procedures under the MLLCA and MGCL will be entitled to receive a judicial determination of the fair value of their BREIT LLC Units (exclusive of any appreciation or depreciation which directly or indirectly results from the transaction or its proposal) and to receive payment of such fair value in cash, if certain statutory requirements are satisfied. Any such judicial determination of the fair value of BREIT LLC Units could be based on considerations other than, or in addition to, the price paid in the Offer and the market value of the Company’s common stock. The value so determined could be higher or lower than the price per share of common stock paid by Belpointe PREP pursuant to the Offer and Merger.

Under §4A-705 of the MLLCA and §3-201 et seq. of the MGCL, BREIT LLC must notify each holder of BREIT LLC Units entitled to objectors’ and appraisal rights of the approval of the Merger and that objectors’ and appraisal rights are available for any or all of such BREIT LLC Units. Such notice will include a copy of §4A-705 of the MLLCA and §3-201 et seq. of the MGCL.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by holders of BREIT LLC Units desiring to exercise any available objectors’ and appraisal rights under §4-A705 of the MLLCA and §3-201 et seq. of the MGCL and is qualified in its entirety by the full text of §4-A705 of the MLLCA and §3-201 et seq. of the MGCL.

In addition, the foregoing summary of the terms and conditions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement and exhibits thereto, which are included as Exhibit 6.11 to this Current Report, and which are incorporated herein by reference.

Additional Risk Factors

Other than the update below, there have been no material changes to the risks factors discussed under the heading “Risk Factors” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, and in Part II of our Annual Report on Form 1-K for the year ended December 31, 2020, a copy of which may be accessed here.

The risks described in our Annual Report and in this Current Report are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations.

Risk Factors Relating to the Offer, Conversion and Merger

The Offer remains subject to conditions that Belpointe REIT cannot control.

The Offer is subject to conditions, including, a minimum tender condition, lack of legal prohibitions, the Registration Statement on Form S-4 becoming effective, the listing of Belpointe PREP’s Class A Units to be issued in the Offer and Merger having been approved for listing on the NYSE, no material adverse effect having occurred with respect to the Company (each as further described in the Merger Agreement), the accuracy of Belpointe PREP’s representations and warranties made in the Merger Agreement (subject to specified materiality standards) and the merger agreement not having been terminated in accordance with its terms. There are no assurances that all of the conditions to the Offer will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the Offer are not met, then Belpointe PREP may, subject to the terms and conditions of the Merger Agreement, allow the offer to expire, or amend or extend the Offer.

If the transactions are completed, our stockholders will receive Belpointe PREP Class A Units in exchange for their shares of our common stock and will accordingly become holders of Belpointe PREP Class A Units. Belpointe PREP Class A Units may be affected by different factors than our common stock, and holders of Belpointe PREP Class A Units will have different rights than holders of our common stock.

Upon consummation of the transactions, the Company’s stockholders will receive Belpointe PREP Class A Units in exchange for their shares of our common stock and will accordingly become Belpointe PREP unitholders. While Belpointe PREP’s business will be substantially the same as that of ours, we are a Maryland corporation whereas Belpointe PREP is a Delaware limited liability company that will elect to be taxed as a partnership for U.S. federal income tax purposes. Accordingly, holders of Belpointe

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PREP Class A Units may be affected by factors different from those that would affect holders of our common stock.

In addition, holders of shares of Belpointe PREP Class A Units will have rights that differ from the rights of our stockholders prior to the transactions. For a comparison of the rights of holders of Belpointe PREP Class A Units to the rights of our stockholders. You are encouraged to read the Merger Agreement and Registration Statement carefully in their entirety prior to deciding whether to tendering your shares of common stock in the Offer.

Consummation of the Offer may adversely affect the liquidity of our shares of common stock not tendered in the Offer.

If the Offer is completed, you should expect the number of stockholders and the number of publicly traded shares to be significantly reduced. As a result, the closing of the Offer can be expected to adversely affect, in a material way, the liquidity of the remaining shares held by the public pending the consummation of the Conversion and Merger. While we currently expect the Conversion and Merger to occur promptly after the Offer is completed, we cannot assure you that all conditions to the Conversion and Merger will be satisfied at that time.

Our stockholders will have a reduced voting interest with respect to certain matters in Belpointe PREP as compared to their voting interest in us.

Our Amended and Restated Articles of Incorporation provide that holders of our common stock are entitled to one vote per share on all matters duly submitted to stockholders for their vote or consent. Belpointe PREP’s Amended and Restated Limited Liability Company Operating Agreement (the “Operating Agreement”) provides that holders of Belpointe PREP Class A Units and Class B units are entitled to one vote on any and all matters submitted for the consent or approval of members generally and the holder of the Belpointe PREP Class M unit is entitled to that number of votes equal to the product obtained by multiplying (i) the sum of the of the aggregate number of outstanding Class A Units and Class B units, by (ii) 10, on any and all matters submitted for the consent or approval of members on which the holder of the Class M unit has a vote. The Belpointe PREP manager will hold the Belpointe PREP Class M unit for so long as it remains Belpointe PREP’s manager. Accordingly, the Belpointe PREP manager will be able to determine the outcome of all matters on which the holder of the Class M unit has a vote. Such matters include certain mergers and acquisitions, certain amendments to Belpointe PREP’s operating agreement and the election of one Class III director.

The receipt of Belpointe PREP Class A units in the transactions contemplated by the Merger Agreement will be fully taxable to our stockholders and holders of BREIT LLC Units.

The exchange of our common stock or BREIT LLC Units for Belpointe PREP Class A Units in the transactions contemplated by the Merger Agreement generally will be taxable to our stockholders and holders of BREIT LLC Units for U.S. federal income tax purposes. These consequences are described more fully under in the Registration Statement. Our stockholders and holders BREIT LLC Units should consult their tax advisors to determine the specific tax consequences to them of the transactions contemplated by the Merger Agreement, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

The Merger Agreement was not negotiated between unaffiliated third parties on an arms-length basis and may not be as favorable to Belpointe PREP or us as it otherwise would have been had it been negotiated between unaffiliated third parties.

The Merger Agreement was negotiated between related parties. There can be no assurance that the terms of the Merger Agreement, including the amount and type of transaction consideration, are as favorable to Belpointe PREP or us as they otherwise would have been had the agreement and plan of merger been negotiated between unaffiliated third parties.

Belpointe PREP and the Company will incur direct and indirect costs as a result of the Offer, Conversion and Merger.

Belpointe PREP and the Company will incur substantial expenses in connection with and as a result of completing the Offer, Conversion and Merger and, following the completion of the Merger, Belpointe PREP expects to incur additional expenses in connection with combining the businesses Belpointe PREP and the Company. Factors beyond Belpointe PREP’s and our control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the transactions could adversely affect each company’s business, regardless of whether the offer, conversion and merger are completed.

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Exhibits

Exhibit No.	Description
2.1*	Form of Articles of Amendment and Restatement (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
2.2*	Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
4.1*	Form of Subscription Package (incorporated by reference to Appendix B to the Company’s Offering Statement on Form 1-A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.1*	Form of Agreement of Limited Partnership of Belpointe REIT OP, LP (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.2*	Form of Management Agreement by and among Belpointe REIT, Inc., Belpointe REIT OP, LP and Belpointe REIT, Manager, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.3*	Form of Employee and Cost Sharing Agreement by and between Belpointe, LLC and Belpointe REIT Manager, LLC (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.5*	Amendment to Purchase Agreement, dated August 26, 2019, by and between BBC Plaza, LLC, Biter Building, LLC and Belpointe Investments, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.6*	Second Amendment to Purchase Agreement, dated August 28, 2019, by and between BBC Plaza, LLC, Biter Building, LLC and Belpointe Investments, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.7*	Third Amendment to Purchase Agreement, September 4, 2019, by and between BBC Plaza, LLC, Biter Building, LLC, Belpointe Investments, LLC and BP OZ 1991 Main, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.8*	Membership Interest Sales Agreement, dated March 20, 2020, by and between CMC QOF I, LLC and BPOZ 497 Middle Holdings, LLC (portions of this exhibit have been omitted pursuant and are subject to confidential treatment) (incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on August 13, 2020).
6.9*	Belpointe PREP, LLC Secured Promissory Note (incorporated by reference to Exhibit 6.9 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on November 9, 2020).
6.10*	Belpointe PREP, LLC Secured Promissory Note (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on February 22, 2021).
6.11*	Agreement and Plan of Merger, dated April 21, 2021, by and among Belpointe PREP, LLC, BREIT Merger, LLC and Belpointe REIT, Inc. (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on April 23, 2021).
*	Filed previously.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on May 17, 2021.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brandon E. Lacoff	Chairman of the Board and Chief Executive Officer	May 17, 2021
Brandon E. Lacoff	(Principal Executive Officer)

/s/ Martin Lacoff	Vice Chairman of the Board, Chief Strategic Officer and Principal Financial Officer	May 17, 2021
Martin Lacoff	(Principal Financial Officer)